UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

     Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetricom Tax Deferred Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California

June 19, 2012

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments	$45,909,075	$45,955,179

Receivables—
Contributions—
Employer	49,113	43,098
Participants	90	277
Notes receivable from participants	731,614	757,947

	780,817	801,322

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(420,803)	—

NET ASSETS AVAILABLE FOR BENEFITS	$46,269,089	$46,756,501

The accompanying independent registered public accounting firm's report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)—
Net appreciation (depreciation) in fair value of investments	$(2,052,950)	$4,622,302
Interest	—	327,521
Dividends	687,293	123,765

Total investment income (loss)	(1,365,657)	5,073,588

Interest income on notes receivable from participants	33,936	42,513

Contributions—
Participants	3,980,884	3,943,021
Employer	597,544	637,321

Total contributions	4,578,428	4,580,342

Total additions	3,246,707	9,696,443

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,734,028	4,913,896
Administrative expenses	91	18,707

Total deductions	3,734,119	4,932,603

Net increase (decrease)	(487,412)	4,763,840

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	46,756,501	41,992,661

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$46,269,089	$46,756,501

The accompanying independent registered public accounting firm's report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.	Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the Company) who have attained the age of eighteen (18), not a leased employee or intern and not residents of Puerto Rico as defined in the Plan. The Plan was effective April 1, 1989, and was subsequently amended mainly to comply with regulatory changes. The Plan was amended and restated effective December 23, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. Beginning January 1, 2010, a Roth 401(k) provision was added to the Plan.

On January 3, 2011, Putnam Fiduciary Trust Company (Putnam) was appointed as the new trustee and custodian of the Plan.

Contributions — Participants may elect to contribute a percentage or a flat dollar amount of their eligible compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $16,500 in 2011 and 2010. Participants, who are at least age fifty (50) or older by the end of the calendar year, may also make additional contributions of up to $5,500 in 2011 and 2010.

The Company may make a regular matching contribution to the Plan for each contribution period, as defined, on behalf of each of its participants, who has met the allocation requirements for regular matching contributions, during the contribution period. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3.0% of the participant’s eligible compensation. The Company made regular matching contributions of $654,339 and $633,561 during the years ended December 31, 2011 and 2010, respectively. Employer contributions were reduced by $105,863 and $39,338 from forfeited accounts during December 31, 2011 and 2010.

The Company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution. The Company made true-up matching contributions of $49,068 and $43,098 during the years ended December 31, 2011 and 2010, respectively.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of regular and additional matching contributions by the Company and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are likewise 100% vested in the Company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003. A participant’s vested interest in his or her additional matching contribution shall be at all times 100%. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003, shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	100%

For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or portion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Notes Receivable from Participants — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the plan administrator. The Company is the plan administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 4.25% and 9.25%, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest repayments are paid ratably through bi-weekly payroll deductions.

Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in a lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon as reasonably practicable.

The total benefits paid to participants were $3,734,028 and $4,913,896 during the years ended December 31, 2011 and 2010, respectively.

Rollover Contributions — Participants may rollover part or all of eligible rollover distributions that participants received from a prior employer’s qualified plan.

Forfeited Accounts — The forfeited nonvested account balances were $11 and $86,519 as of December 31, 2011 and 2010, respectively. These accounts will be used to reduce future employer contributions or pay Plan expenses. Employer contributions were reduced by $105,863 and $39,338 from forfeited nonvested accounts during December 31, 2011 and 2010, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits are presented at the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Administrative expenses, including legal, accounting and data processing fees, are substantially paid by the Company.

Subsequent Events — The Plan has evaluated subsequent events through June 19, 2012, the date the financial statements were available to be issued.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011	2010
Putnam Stable Value Fund	$12,752,835	$—
FID Advisor New Insights	5,420,634	5,637,437
Pioneer Cullen Value A	5,005,115	5,544,926
PIMCO Total Return A	4,006,213	—
Vanguard 500 Index Signal	3,254,577	—
Wells Fargo Advantage Small Cap Value Inv	2,800,401	2,652,348
Columbia Acorn A	2,536,843	2,389,804
Victory Established Value A	2,453,708	2,321,028
Prudential Guaranteed Income Fund	—	11,269,049
Core Bond Enhan Index	—	4,167,213
Dryden S&P 500 Index Fund	—	3,045,293
American Funds Euro-Pacific Grow R3	*	2,796,298
Other funds individually less than 5% of net assets	7,678,749	6,131,783

Total assets held for investment purposes	$45,909,075	$45,955,179

*	Less than 5%

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. As of December 31, 2011, the investment funds are held and managed by Putnam. The Company has no authority on how each fund is managed or invested.

In November, 2009, the Board approved the suspension of the Symmetricom Company Stock Fund (Stock Fund). In December, 2011, trading in the Stock Fund was suspended and ultimately liquidated after the final trades were settled.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value during the years ended December 31, 2011, and 2010, as follows:

	2011	2010
Mutual funds	$(1,537,669)	$3,991,020
Common stocks	(515,281)	631,282

	$(2,052,950)	$4,622,302

4.	Fair Value Measurements

The Financial Accounting and Standards Board (FASB) Accounting Standards Codification (ASC) 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2011 and 2010.

Mutual Funds — These investments are public investment vehicles valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These are classified within Level 1 of the valuation hierarchy.

Common Stocks — These investments are valued at the closing price reported on the active market on which individual securities are traded. Symmetricom, Inc. common stock is classified within Level 1 of the valuation hierarchy.

Common/Collective Trust — These are valued at NAV of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund which include guaranteed investment contracts or funding agreements, security-backed investment contracts, separate accounts issued wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds, and high-quality money market instruments or other similar short-term investments. As NAV is determined using these observable inputs, this investment is classified as Level 2 of the valuation hierarchy.

Guaranteed Investment Contract — This represents group annuity product that has no market value adjustment upon discontinuance. The Plan effectively owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the contract. As such, fair value is presumed to be the contract value less any adjustment with respect to the creditworthiness of the issuer and is classified within Level 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2011 and 2010:

	2011
	Level 1	Level 2	Level 3	Total

Mutual funds -
Index	$5,674,719	$—	$—	$5,674,719
Growth	11,795,940	—	—	11,795,940
Value	10,259,225	—	—	10,259,225
Fixed income	5,426,356	—	—	5,426,356

	33,156,240	—	—	33,156,240

Common/Collective trust	—	12,752,835	—	12,752,835

Investments	$33,156,240	$12,752,835	$—	$45,909,075

	2010
	Level 1	Level 2	Level 3	Total
Common stocks:
Technology	$2,059,997	$—	$—	$2,059,997

Mutual funds -
Index	20,617,009	—	—	20,617,009
Growth	6,149,532	1,692,379	—	7,841,911
Fixed income	—	4,167,213	—	4,167,213

	26,766,541	5,859,592	—	32,626,133

Guaranteed investment contract	—	11,269,049	—	11,269,049

Investments	$28,826,538	$17,128,641	$—	$45,955,179

5.	Guaranteed Investment Contract

The Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential Retirement). Prudential Retirement maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract was effected directly between the Plan sponsor and the issuer. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Interest was credited on the contract balances using a single portfolio rate. Under this methodology, a single interest crediting rate was applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of reference portfolio within the issuer’s general account. The minimum crediting rate under the contract was 3.23%. The average yield earned by the Plan under the contract was 2.95% during the year ended December 31, 2010. There were no reserves against the contract value for the credit risk of the contract issuer. The guaranteed investment contract was fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Generally, there were no events that may limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contracts, which would require the Plan Sponsor to settle at an amount different from the contract value.

Effective January 3, 2011, the guaranteed investment contract account was transferred to Putnam.

6.	Related Party Transactions

Plan assets include certain investments being managed by Putnam. FASCore, LLC, an affiliate of Putnam, performs recordkeeping and administrative functions such as handling contributions and benefit payments. Accordingly, these transactions are considered related party transactions and are exempt from prohibition under ERISA of 1974. In addition, Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. In November, 2009, the Board approved the suspension of the Company Stock Fund. In December, 2011, trading in the Stock Fund was suspended and ultimately liquidated after the final trades were settled. The aggregate number of shares and fair value of investment in Company common stock were 290,552 shares and $2,059,997 as of December 31, 2010.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company contribution portion of their account.

8.	Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Such an opinion, however, does not constitute a ruling or determination on the Plan’s qualification under the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator will make any changes deemed necessary to ensure that the Plan is granted tax-exempt status. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state, or local tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007. Management evaluated the Plan’s tax positions taken by the Plan and concluded that as of December 31, 2011, the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net Assets Available for Benefits -
Per Financial Statements	$46,269,089	$46,756,501
Contributions receivable -
Employer	(49,113)	(43,098)
Participants	(90)	(277)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	420,803	—

Net Assets Available for Benefits -
Per Form 5500	$46,640,689	$46,713,126

The following is a reconciliation of the total contributions between the financial statements and the Form 5500 during the years ended December 31, 2011 and 2010:

	2011	2010
Total Contributions— Per Financial Statements	$4,578,428	$4,580,342
Contributions receivable Beginning of year	43,375	—
Contributions receivable— End of year	(49,203)	(43,375)

Total Contributions—Per Form 5500	$4,572,600	$4,536,967

The following is a reconciliation of the net investment gain (loss) between the financial statements and the Form 5500 during the years ended December 31, 2011 and 2010:

	2011	2010
Net Investment Gain (Loss)— Per Financial Statements	$(1,365,657)	$5,073,588
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	420,803	—

Net Investment Gain (Loss)— Per Form 5500	$(944,854)	$5,073,588

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value

	Putnam Fiduciary Trust Company -
*	Putnam Stable Value Fund	Common/collective trust	$12,752,835
	FID Advisor New Insights	Mutual fund	5,420,634
	Pioneer Cullen Value A	Mutual fund	5,005,115
	PIMCO Total Return A	Mutual fund	4,006,213
	Vanguard 500 Index Signal	Mutual fund	3,254,577
	Wells Fargo Advantage Small Cap Value Inv	Mutual fund	2,800,401
	Columbia Acorn A	Mutual fund	2,536,843
	Victory Established Value A	Mutual fund	2,453,708
	American Funds Euro-Pacific Grow R3	Mutual fund	2,247,685
	Oppenheimer Global Fund	Mutual fund	1,590,780
	Vanguard Extended Market Index Signal	Mutual fund	1,453,081
	PIMCO Real Return Fund—Admin	Mutual fund	1,420,142
	Vanguard Total International Stock Index Fund	Mutual fund	967,061
	Notes Receivable from Participants	4.25% to 9.25% interest rates Maturity dates through 2016	731,614

			$46,640,689

*	Investment managed by party-in-interest to the Plan

The accompanying independent registered public accounting firm's report and notes to financial statements should be read in conjunction with this schedule. 20

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 28, 2012	By	/s/ Justin Spencer
JUSTIN SPENCER

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm